File #0267
February 19, 2013
VIA EDGAR
THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention: Ronald E. Alper

Dear Sirs/Mesdames:

RE:	IRELAND INC. (the “Company”)
	-	SEC File No. 333-186039
	-	Registration Statement on Form S-3 filed January 15, 2013

We write on behalf of the Company in response to your comment letter dated February 1, 2013 (the “Comment Letter”) regarding the above-referenced Registration Statement on Form S-3 (the “Registration Statement”). Provided below are our responses to the comments made in the Comment Letter. Our responses herein are based, in part, on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

GENERAL

1.

Please explain why you believe you are eligible to register the shares being offered on Form S-3. In this regard, we note that General Instruction I.B.3 of Form S-3 requires that shares being offered for resale be part of a class of securities that are listed and registered on a national securities exchange or are quoted on the automated quotation system of a national securities association. The OTCBB is not an “automated quotation system” for purposes of Instruction I.B.3. See Securities Act Forms Compliance and Disclosure Interpretations Question 116.12, available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm. Please advise or revise accordingly

Pursuant to the SEC’s published guidance as set out in Question 116.14 of the Securities Act Forms Compliance and Disclosure Interpretations (the “CD&Is”), an issuer may use Form S-3 for the purpose of registering a secondary offering of its securities if it satisfies the float test set out in General Instruction I.B.1. of Form S-3, notwithstanding that it does not have any securities listed on a national securities exchange or quoted on an automated quotation system of a national securities association.

Pursuant to the instructions to Instruction I.B.1., the aggregate market value of the issuer’s outstanding voting and non-voting common equity is calculated using the price at which the common equity was last sold (or the average of the bid and asked prices of such common equity) in the principal market for such common equity as of any date within 60 days prior to initial filing date of the registration statement. See Question 116.06 of the Securities Act Forms CD&Is. Prior to filing the Registration Statement, the Company’s aggregate common equity outstanding held by non-affiliates was 104,137,942 shares of common stock. As of November 30, 2012, the closing price for the Company’s common stock was $0.77, which date was within 60 days prior to January 15, 2013, the initial filing date of the Registration Statement. As such, the Company met the float requirements set out in Instruction I.B.1. of Form S-3, and was eligible to use Form S-3 with respect to the secondary offering to which the Registration Statement relates.

* Practising through O’Neill Law Corporation	◊ Also of the Nevada State Bar
∆ Also of the New York State Bar	† Also of the Washington State Bar

Northwest Law Group	2
February 19, 2013

United States Securities and Exchange Commission
Attention: Ronald E. Alper

Further, it is our belief that the Company is not required to re-assess its eligibility to use Form S-3 with respect to any pre-effective or post-effective amendments to the Registration Statement until such time as it files its next Annual Report on Form 10-K. As provided by Rule 401(c) of the Securities Act of 1933, as amended (the “Securities Act”), the Company may, at its option, file a pre-effective or post-effective amendment to the Registration Statement on the same form as which it filed the initial registration statement until such time as it has filed an amendment for purposes of meeting the requirements of Section 10(a)(3) of the Securities Act. As set out in our responses below, we do not believe that it is necessary to file an amendment to the Registration Statement at this time. However, for the reasons set out above, if an amendment is required, we believe that the Company may file such an amendment to the Registration Statement on Form S-3, notwithstanding that it would not meet the requirements for the use of Form S-3 if the initial filing of the Registration Statement was made today.

We acknowledge that the Company will be required to reassess its eligibility to use Form S-3 at the time it files its next 10-K. See Rule 401(b) of the Securities Act and Question 114.04 of the Securities Act Forms CD&Is.

2.

We note unresolved comments with respect to your Form 10-K for the fiscal year ended December 31, 2011. Please resolve such comments and, if you choose to register shares using Form S-1 or otherwise, please confirm that your registration statement will reflect your responses to our comments on the Form 10-K.

We acknowledge that the Company is in the process of resolving such comments. On February 19, 2013 the Company filed Amendment No. 2 to its Form 10-K for its December 31, 2011 fiscal year end (the “2011 10-K”) in response to the staff’s comments. The Company has acknowledged your comment and confirms that it will incorporate its responses to the staff’s comments to the 2011 10-K in its 10-K to be filed for the December 31, 2012 fiscal year end, and that, if the Company is required to file amendments to the Registration Statement on Form S-1, it will also incorporate its responses in such amendments. We note that the amendments to the Company’s 2011 10-K filed after the initial filing date of the Registration Statement are incorporated by reference into the Registration Statement. See Item 12(b) of Form S-3 and Question 123.05 of the Securities Act Forms CD&Is.

3.

We note that you do not appear to have filed proxies or information statements for annual meetings. Please disclose, if true, that you have not held annual meetings as required by state law and your incorporating documents, and briefly explain whether and how shareholders can request that you conduct meetings. Please also indicate if and when you intend to conduct the next annual meeting.

We acknowledge your comment, however we note that Form S-3 does not require disclosure of when an issuer held its last annual meeting, and does not specifically require the incorporation by reference of previously filed proxy or information statements required by Section 14 of the Securities Exchange Act of 1934, as amended. See Item 12(a) of Form S-3. As such, we do not believe that it is necessary to file an amendment to the Registration Statement to include the requested disclosure. As an alternative, the Company agrees to include the requested disclosure in its Form 10-K to be filed for the December 31, 2012 fiscal year end.

SIGNATURES

4.

Your registration statement must be signed by, among others, your controller or principal accounting officer. Please disclose who is signing in the capacity of controller or principal accounting officer. See Instruction 1 to Signatures on Form S-3.

Northwest Law Group	3
February 19, 2013

United States Securities and Exchange Commission
Attention: Ronald E. Alper

The Company’s principal accounting officer is Robert D. McDougal. Although we acknowledge that Mr. McDougal is not specifically identified as the Company’s principal accounting officer on the signature page to the Registration Statement, Mr. McDougal has signed the Registration Statement as required by Instruction 1 to the Signatures on Form S-3. As the Company has substantively complied with Instruction 1, we do not believe that it is necessary to file an amendment to the Registration Statement to identify Mr. McDougal as the Company’s principal accounting officer.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

/s/ Christian I. Cu

CHRISTIAN I. CU

CIC/dml

cc: Ireland Inc.